EXHIBIT 23

Consent of Ernst & Young LLP Independent Auditor

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-39755) pertaining to the 1990 Incentive Plan and in the Registration Statement (Form S-8 No. 333-37878) pertaining to the 2000 Incentive Plan for TOR Minerals International, Inc. (formerly Hitox Corporation of America) of our report dated February 19, 2003 (except as to 2002 diluted earnings per share information appearing in Notes 1, 8 and 10, as to which the date is September 11, 2003), with respect to the consolidated financial statements of TOR Minerals International, Inc. included in the Form 10-KSB for the year ended December 31, 2002.

ERNST & YOUNG LLP

San Antonio, Texas

September 11, 2003